                                  Schedule 13D

                                 (RULE 13D-101)

  Information to be Included in Statements filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             HALIS, INC. (HLIS OTC)
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   405887 10 0
                                 (CUSIP Number)

                                   CHUCK BROES
                           5313 JOHNS ROAD, SUITE 201
                              TAMPA, FLORIDA 33634
                                 (813) 882-6567

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices andCommunications)

                                  MAY 11, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

         Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13-d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 405887 10 0              13D                        Page 2 of 5 Pages


1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                       AMERICAN ENTERPRISE SOLUTIONS, INC.
                                   59-3466922

2        Check the Appropriate Box if a Member of a Group           a  [  ]
                                                                    b  [  ]
3        SEC Use Only

4        Source of Funds

                                       00
                       AMERICAN ENTERPRISE SOLUTIONS, INC.
                                  Common Stock

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2 (d) or 2 (e)

6        Citizenship of Place of Organization

                                     FLORIDA

         Number of                   7      Sole Voting Power                          12,620,629
         Shares
         Beneficially                8      Shared Voting Power                           -0-
         Owned by
         Each                        9      Sole Dispositive Power                     12,620,629
         Reporting
         Person With                10      Shared Dispositive Power                      -0-


11       Aggregate Amount Benefically Owned by Each Reporting Person
                                   12,620,629

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

13       Percent of Class Represented by Amount in Row (11)
                                     23.88%

14       Type of Reporting Person

                                       CO


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CUSIP NO.  405887 10 0             13D                        Page 3 of 5 Pages


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock ("Common Stock") of Halis, Inc. (the "Issuer").

                          Halis, Inc.
                          9040 Roswell Road, Suite 470
                          Atlanta, GA   30350

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by the following corporation:

         NAME:            American Enterprise Solutions, Inc. ("AES")

         STATE OF
         ORGANIZATION:    Florida

         PRINCIPAL
         BUSINESS:        The acquistion of seasoned and profitable
                          high growth firms with operations and facilities to create community healthcare delivery systems. These systems are designed to provide comprehensive delivery of all healthcare services while electronically interactively linking with AES's proprietary internet-intranet and virtual network gateways.

         ADDRESS OF
         PRINCIPAL        5313 Johns Road, Suite 201
         BUSINESS:        Tampa, Florida   33634

         (a) Not applicable

         (b) Not applicable

         (c) Not applicable

         (d) No

         (e) No

         (f) Not applicable

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the terms and conditions of stock purchase agreements (the "Stock Purchase Agreements") dated between April 15, 1998 and May 11, 1998, by and between eight individuals holding Halis common stock and AES, between April 15, 1998 and May 11, 1998, the shareholders sold 12,620,629 shares of their Halis, Inc. common stock (the "Common Stock") to AES. The consideration for the shares of Common Stock was common shares of AES private shares.


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CUSIP NO.  405887 10 0                13D                      Page 4 of 5 Pages



ITEM 4.  PURPOSE OF TRANSACTION

                  The product lines of Halis, Inc. are deemed by AES to be of significant importance to the growth strategies of AES. Therefore, AES feels it is important to have a strong position in Halis, Inc. common stock. Additionally, AES believes Halis, Inc. common stock to be undervalued.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) The Table below sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by AES. The information (herein pertaining to the Issuer's issued and outstanding Common Stock is as of May 13, 1998, at which time there were 52,839,168 outstanding shares of the Issuer's Common Stock.

        Title of                          Aggregate Amount of                        Percentage of
        Class                             Beneficial Ownership                           Class
        --------                          --------------------                       -------------
        Common                                  12,620,629                               23.88

         (b) The number of shares as to which AES has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

         (i) Sole Voting Power. AES has sole voting power with respect to 12,620,629 shares of Common Stock beneficially owned.

         (ii) Shared Voting Power. AES does not hold any Common Stock with shared voting power.

         (iii) Sole Dispositive Power. AES has sole power to dispose or to direct the disposition with respect to 12,620,629 shares of Common Stock beneficially owned.

         (iv) Shared Dispositive Power. AES does not share power to dispose or to direct the disposition of shares of Common Stock.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.


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CUSIP NO.  405887 10 0                13D                           Page 5 of 5



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
                 Not Applicable

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 29, 1998                    AMERICAN ENTERPRISE SOLUTIONS, INC.




                                         By:   /s/   Charles Broes
                                            -----------------------------------
                                               Charles Broes, CEO